Exhibit 99.1

CLIK CEO Purchases Shares Following Announcement of Strong Revenue Growth of 73% in Q3 FY2025/26

Hong Kong, June 8, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today announced that its CEO has demonstrated strong confidence in the Company’s growth trajectory by purchasing shares in the open market over three consecutive trading days.

The share purchases by Mr. Chan Chun Sing, the CEO, follow the Company’s recent disclosure of robust Q3 FY2025/26 financial performance, which delivered approximately 73% year-over-year revenue growth. The CEO’s actions underscore belief in Click Holdings’ strategic expansion in senior care, nursing, rehabilitation, and AI-powered HR matching solutions, as well as its ongoing offshore and China initiatives.

Purchase Details

The CEO acquired a total of 52,000 Class A ordinary shares of Click over three consecutive trading days ending June 8, 2026. All purchases were made in the open market at prevailing market prices, with a total investment of approximately US$96,800. For full details, please refer to Form 4 filed with the U.S. Securities and Exchange Commission (SEC).

The share purchases follow the Company’s recent announcement of a notice convening a shareholders’ general meeting to approve a potential share consolidation. This authorization granted to the Company’s directors (the “Directors”) to implement the share consolidation is a precautionary measure that provides flexibility should the Directors deem it necessary. In particular, it will assist in maintaining the listing of the Company’s Class A Ordinary Shares on Nasdaq. The Company continues to focus on organic growth, strategic initiatives, and delivering shareholder value through operational performance.

“After delivering strong 73% revenue growth in Q3, I am more confident than ever in Click’s direction and long-term value creation for shareholders,” said Jeffrey Chan, CEO of Click Holdings. “These purchases reflect my personal commitment to the Company’s vision in the silver economy and our path toward sustainable profitability and scale. We remain focused on executing our 3-year plan, including offshore and China expansion, strategic partnerships, and delivering premium senior care solutions.”

The Company remains open to pursuing additional acquisitions to accelerate its aggressive growth targets. These may include both domestic and overseas opportunities, particularly in the nursing/senior care and logistics segments, to further strengthen its market position and offerings of service.

The Company continues to pursue its growth targets, including the previously announced acquisition initiatives and partnerships aimed at achieving significant revenue and profit milestones in FY2026/27.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200